

Kirill Tatarinov · 3rd

 **Acronis**

Executive Vice Chairman at Acronis

Fort Lauderdale, Florida, United States · 500+ connections ·

Contact info

Experience



Acronis
2 yrs


Executive Vice Chairman
Jul 2019 – Present · 1 yr 5 mos
Switzerland / Singapore


Board Member
Dec 2018 – Present · 2 yrs
Switzerland / Singapore


Board Member
Logically
Jan 2019 – Present · 1 yr 11 mos
Portland, Maine, United States

Your trusted IT ally


Chairman Of The Board
Spitch

Nov 2019 – Present · 1 yr 1 mo
Zurich, Switzerland

Delivering precise NLP / AI solutions to improve customer engagement



Board Member

Avaloq
Dec 2018 – Present · 2 yrs
Zürich Area, Switzerland

Board Member

Vreasy - Empower your vacation rental business
Jan 2014 – Mar 2020 · 6 yrs 3 mos

Show 5 more experiences ⌄

Education



Houston Baptist University - College of Business and Economics

MBA
1995 – 1997



Moscow State University of Transport (MIIT)

Systems Engineer, Computers
1981 – 1986

Systems Engineer

Volunteer experience



Volunteer Ski Instructor

Outdoors for All Foundation
Mar 2003 – Mar 2013 · 10 yrs 1 mo



